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 SAN FRANCISCO OFFICE
 (415) 262-1200
January 12, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          BioTime, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement Filed April 30, 2010
File No. 001-12830

Dear Mr. Rosenberg:

In response to our letter of January 4, 2011, you asked that BioTime refer you to the technical guidance that they will follow in amortizing deferred license fees.  BioTime will begin to amortize the deferred license fees when products produced or services provided using the licensed patents or technology become available for sale to the general public, and the deferred license fees will be amortized over the economic useful life of the patent or technology.  In accordance with ASC 985-20, “cost capitalization ceases when the product is available for general release to customers” and those costs “are amortized on a product-by-product basis, starting when the product is available for general release to customers.”

BioTime will amortize the deferred license fees in accordance with the parameters set forth in ASC 350-30-35, most specifically:

35-1 “The accounting for a recognized intangible asset is based on its useful life to the reporting entity.”

35-2 “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

35-6 “A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite.  If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life.  The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.  If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

Securities and Exchange Commission
January 12, 2011

Generally, the useful life of technology used in the production of products will be measured by the economic life of those products.  Where multiple products are produced using the same technology, the useful life of the technology will continue so long as BioTime is realizing the economic benefit of the technology through the sale of a product.  Amortization will be done in equal annual amounts based on the useful life of the technology rather than based upon the number of products marketed.  BioTime will review its amortization schedule for impairments that might occur earlier than the original expected useful life.

It is conceivable that some licensed technology may continue to be used in BioTime research and development even after all products previously produced with that technology are no longer being marketed.  That could occur if the initial products turn out to have a shorter market life than was originally expected.  In that case, BioTime may need to estimate the remaining useful life of the technology for the purpose of determining the period over which it is expected to contribute directly or indirectly to future cash flows, consistent with 350-30-35-2 and 35-6.

By way of example, applying a 10 year estimated useful life to BioTime’s licenses of the ACTCellerate technology and WARF patents, amortization of the deferred license fees paid for those licenses would be approximately $27,000 in 2010.  However, BioTime did not have revenues from sales of those products during 2009 or 2008, so it did not amortize any portion of the license fees paid in those years.

Please direct all correspondence and communications with respect to the foregoing to the undersigned.

                      Very truly yours,

                      s/Richard S. Soroko

                      Richard S. Soroko